UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission file number: 001-38775

ITAMAR MEDICAL LTD.

(Name of registrant)

9 Halamish Street, Caesarea 3088900, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Itamar Medical Ltd. (the “Company” or the “Registrant”) hereby announces that the closing of the previously announced acquisition of the Company by ZOLL Medical Corporation (“Parent”), including the merger contemplated under the Agreement and Plan of Merger, dated as of September 13, 2021 (the “Merger Agreement”), by and among the Company, Parent, and the other parties thereto, will occur tomorrow, December 16, 2021.

Upon the closing of the transaction, all holders of (i) ordinary shares of the Company, outstanding immediately prior to the effective time of the merger, will be entitled to receive $1.0333333 in cash for each ordinary share, without interest and subject to applicable withholding taxes and (ii) American Depositary Shares, each representing thirty (30) ordinary shares of the Company (“ADSs”), outstanding immediately prior to the effective time of the merger, will be entitled to receive $31.00 in cash for each ADS, without interest and subject to applicable withholding taxes and a cancellation fee of $0.05 per one (1) ADS.

As a result of the anticipated closing, the last trading day for ADSs and ordinary shares on the NASDAQ and TASE, respectively, will be today, December 15, 2021.

Payment and Israeli Withholding Tax Ruling

In connection with the merger, the Company has obtained a pre-ruling from the Israel Tax Authority with respect to the Israeli tax withholding obligations relating to the merger consideration. According to the pre-ruling, subject to certain exceptions, shareholders and holders of ADSs that are non-Israeli residents for tax purposes, who held (including through ADSs) less than 5% of the Company’s share capital and purchased their shares or ADSs on or after March 13, 2007 (the date of the initial public offering of the Company), will be exempt from withholding of Israeli tax subject to providing required documentation to the appointed paying agent, Computershare. More detailed information about the tax pre-ruling, the Israeli withholding tax rates and a declaration to be completed and signed by each of the holders eligible for such exemption will be included with the letter of transmittal which will be sent to applicable securityholders following the closing.

Holders of ordinary shares (other than those who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”)) and ADSs who possess certificates for shares or ADSs will receive a letter of transmittal with detailed instructions, along with other forms, from Computershare regarding the surrender of their certificates in order to receive the merger consideration. For shares and ADSs held in street name by a broker, bank or other nominee (including ordinary shares held through members of the TASE), the broker, bank or other nominee will handle the exchange of shares and ADSs for the holders and will provide them with any relevant instructions for effecting the exchange.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain information which may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to future events that are based on current expectations, estimates, forecasts and projections. These statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. All statements other than statements of historical fact or relating to present facts or current conditions included in this communication are forward-looking statements. Such forward-looking statements include, among others, the Company’s current expectations relating to the closing of the transactions contemplated by the Merger Agreement, including the timing thereof. Forward-looking statements can usually be identified by the use of terminology such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “goals,” “intend,” “likely,” “may,” “might,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” and variations of such words and similar expressions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAMAR MEDICAL LTD.

By:	/s/ Shy Basson
Shy Basson Chief Financial Officer

Date: December 15, 2021